SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2014
22 REGISTRATIONS BRANCH

[redacted]

3/19

14048650

UNITEDSTATES
SECURITIESANDEXCHANGEC
Washington, D.C. 205

'ROVAL
3235-0123
March 31, 2016
'age burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66927

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Buck Kwasha Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 Lexington Avenue, 10th Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nicolas E. Medina (212) 330-1011
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Whitley Penn LLP
(Name – *if individual, state last, first, middle name*)

8343 Douglas Avenue, Suite 400	Dallas	TX	75225
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Nicolas E. Medina, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Buck Kwasha Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

Roy Schutz
Notary Public, State of New York
Qualified in Nassau County-No. 01SC6084145
Commission Expires December 2, 20 14

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUCK KWASHA SECURITIES, LLC

Statements of Financial Condition
December 31, 2013 and 2012

(With Report of Independent Auditors)

BUCK KWASHA SECURITIES, LLC

Statements of Financial Condition
December 31, 2013 and 2012

Table of Contents

whitleypenn

Dallas Office
8343 Douglas Avenue
Suite 400
Dallas, Texas 75225
214.393.9300 Main
whitleypenn.com

REPORT OF INDEPENDENT AUDITORS

The Member
Buck Kwasha Securities, LLC
New York, New York

We have audited the accompanying financial statement of Buck Kwasha, LLC, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Buck Kwasha Securities, LLC as of December 31, 2013 and 2012, in accordance with GAAP.

Whitley Penn LLP

Dallas, Texas
February 26, 2014

BUCK KWASHA SECURITIES, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2013	December 31, 2012
Assets		
Cash	$ 2,811,946	$ 2,848,171
Deposit with clearing broker	100,000	100,000
Restricted cash	33,637	3,369
Accrued fees receivable	94,937	154,176
Income tax receivable from affiliate	5,229	
Prepaid expenses	14,035	12,338
Total assets	$ 3,059,784	$ 3,118,054
Liabilities and Member's Equity		
Accrued expenses	$ 55,580	$ 52,580
Due to clearing broker		25,000
Due to customer	8,637	3,369
Due to affiliate	22,343	
Income tax payable to affiliate		19,139
Total liabilities	86,560	100,088
Commitments and Contingencies		
Member's equity:		
Member's contributions	503,282	495,195
Accumulated earnings	2,469,942	2,522,771
Total member's equity	2,973,224	3,017,966
Total liabilities and member's equity	$ 3,059,784	$ 3,118,054

See accompanying notes to financial statements.

BUCK KWASHA SECURITIES, LLC

Notes to Financial Statements

December 31, 2013 and 2012

(1) Summary of Significant Accounting Policies

(a) Organization

Buck Kwasha Securities, LLC (the "Company") is a Delaware Limited Liability Company formed on February 11, 2005, and engaged in the general business of distributing securities of open-end investment companies on a subscription order basis and providing custodial duties to clients for cash and securities. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). Buck Consultants, LLC (the "Parent"), a Delaware corporation, has a 100% interest in the Company.

The Company's revenues are comprised primarily of 12b-1 fees paid by open-end investment companies. 12b-1 fees are taken out of an investment company's fund's assets periodically to cover the costs of marketing and distributing the fund to investors and are used to compensate a broker. The Company's customers are primarily institutional retirement plans for whom XEROX HR Solutions, LLC ("XHRS"), an affiliate of the Company, provides recordkeeping and other third party administration services. The amount of revenues derived by the Company from 12b-1 fees is largely dependent on the total value and composition of open-end investment company securities (mutual funds) owned by the Company's customers, primarily the institutional retirement plan clients of XHRS. Neither the *Company* nor XHRS has any discretion over the investments made by these institutional retirement plans. Many of these plans are 401(k) plans and other defined contribution plans that provide for participant-directed investments.

The Company's continuing membership application was approved by FINRA on June 21, 2010. This approval allows the Company to expand its business to act as introducing broker and to take custody of customer funds. On January 30, 2012, the Company took custody of customer funds. The Company operates on a plan level omnibus account basis through a clearing broker.

All revenue derived from the Company's custody business is directly from the client or client's assets. The Company charges an asset based fee for custody, transaction fees, and a $0.01 commission for each security transaction.

(b) Basis in Presentation

The financial statements are presented in accordance with accounting principles generally accepted in the United States ("GAAP").

(c) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts therein. Actual results may differ from these estimates.

(d) Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2013 and 2012, the Company had no such investments. The Company maintains cash balances at multiple financial institutions. At times, the amount on deposit at these institutions may exceed amounts covered by insurance provided by the U.S. Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses related to amounts in excess of FDIC limits.

(e) Restricted Cash

Restricted cash amounts at December 31, 2013 and 2012, relate to deposits at a financial institution that is held at the direction of and on behalf of the customer.

(f) Mutual Fund Fees

Mutual fund fees, which are primarily comprised of 12b-1 fees, are accrued as earned monthly based on the estimated average net assets of the investment companies owned by the Company's customers when the services are provided and earned based on contractual terms with the customer.

(g) Advisory Fees

Advisory fees are accrued as earned monthly based on contractual terms with the customer.

(h) Allocated Expenses

The Company receives some of its services from its Parent, which provides the use of its employees, facilities and utilities.

(i) Fair Value of Financial Instruments

The Company calculates the fair value of its assets and liabilities which qualify as financial instruments and includes this information in the notes to financial statements when the fair value is different than the carrying value of those financial instruments. The estimated fair value of accrued fees receivable, prepaid expenses, accrued expenses, due to affiliate and due to customer, approximate the carrying amounts due to the relatively short maturity of these instruments. None of these instruments are held for trading purposes.

(j) Income Taxes

The Company is a single member, limited liability company, which is treated as a disregarded entity for federal tax purposes. Generally, disregarded entities are not subject to entity-level federal or state income taxation. However, as there is a tax sharing agreement with other members of the consolidated group and though the Company is not a separate tax paying entity, federal, state, and local tax expense is reflected in these financial statements as if the Company filed its own returns.

The Parent's ultimate owner, Xerox Corporation ("Xerox"), files consolidated federal, state, and city tax returns, which include the Company. In accordance with the tax-sharing agreement with Xerox, the amount of current tax expense or benefit is either remitted to or received from the Parent by applying the Xerox consolidated tax rate to the Company's income. Accordingly, the difference between the Company's separate return accounting policy and amounts allocated under the tax-sharing arrangement is accounted for as a capital contribution or distribution. There are no temporary differences between the financial reporting and tax bases of assets and liabilities; accordingly, no deferred taxes have been provided as of December 31, 2013 and 2012.

(k) New Accounting Pronouncements

In December 2011 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11, *Balance Sheet* (Topic 210): *Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. ASU 2011-11 is effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The adoption of this guidance did not have a material impact on the Company's financial statements.

(2) Deposit with Clearing Broker

The Company, as an introducing broker, is required under the terms of its omnibus agreement with its clearing broker, Pershing LLC, to maintain a collateral account with the clearing broker during the term of the agreement to secure its obligations under the agreement. Accordingly, the Company has $100,000 on deposit with its clearing broker which is restricted and is intended to cover losses the clearing broker may incur as a result of clearing securities transactions.

The Company clears all of its securities transactions through its clearing broker on an omnibus basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right.

As of December 31, 2013 and 2012, and for the years then ended, the Company has recorded no liabilities nor paid expenses with regard to this obligation.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

(3) Due to Clearing Broker

Amounts payable to clearing broker consists of fees charged to the Company related to the clearing account. The Company does not owe any amounts related to securities failed to receive, amounts payable to clearing organizations on open transactions, and floor-brokerage payables as of December 31, 2013 and 2012.

(4) Due to Customer

Payable to customer include residual uninvested cash held at the direction of the customer.

(5) Regulatory Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. Regulatory net capital and aggregate indebtedness may fluctuate on a daily basis.

The Company had regulatory net capital of $2,856,576 and $2,850,444 as of December 31, 2013 and 2012, respectively, and a regulatory net capital requirement of $250,000 as of December 31, 2013 and 2012. The Company's ratio of aggregate indebtedness to regulatory net capital was 0.03 to 1 and 0.04 to 1 at December 31, 2013 and 2012, respectively.

(6) Related Party Transactions

(a) Expenses

Expenses recorded under an expense-sharing agreement were $448,943 and $443,907 for the years ended December 31, 2013 and 2012, respectively. There were amounts of $22,343 and $0 due to the Parent associated with the expense sharing agreement as of December 31, 2013 and 2012, respectively.

(b) Income Taxes

Income taxes receivable from (payable to) affiliate on the statements of financial condition of $5,229 and ($19,139) as of December 31, 2013 and 2012, respectively, are due from (to) the Parent in accordance with the Company's tax-sharing agreement. Income tax benefit (expense) recorded was $23,743 and ($211,131) for the years ended December 31, 2013 and 2012, respectively.

(7) Fair Value Measurements

Accounting Standards Codification ("ASC") 820-10 defines fair value, establishes a framework for measuring fair value, and expands disclosures about assets and liabilities measured at fair value. ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined are as follows:

- Level 1 — observable inputs that are based upon quoted market prices for identical assets or liabilities within active markets.
- Level 2 — observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

- Level 3 — inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

(8) Offsetting Balances

The Company has custody of certain assets held in an omnibus account on behalf of a customer. These assets are securities in stock of the customer. The gross amount of these securities as of December 31, 2013, is $54,486,737. The Company has offset this amount on the statement of financial position with the amount due to the customer of $54,486,737. The net balance is $0.

(9) Income Taxes

The Company identified no material uncertain income tax positions in accordance with FASB ASC, No. 741-10, *Accounting for Uncertainty in Income Taxes*. If there were unrecognized income tax benefits, the Company's policy would be to recognize accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties for the years ended December 31, 2013 or 2012, and does not have a balance of accrued interest and penalties as of December 31, 2013 or 2012.

From time to time, the Parent is subject to examination by various tax authorities in jurisdictions in which the Parent has significant business operations. As the Company is included in the consolidated tax return of Xerox, the Company is jointly and severally responsible for the income tax obligations of the consolidated group resulting from such examinations. The Company regularly assesses the likelihood of additional assessments in each of the tax jurisdictions resulting from these examinations. As of December 31, 2013, the Company does not expect to make any significant payments as a result of any adjustment from the finalization of any such examinations. The tax years which remain subject to examination by major tax jurisdictions as of December 31, 2013, include 2010 through 2012.

(10) Concentrations

For the year ended December 31, 2013, the Company had five customers that accounted for approximately 27%, 16%, 16%, 12%, and 12% of the Company's revenues. For the year ended December 31, 2012, the Company had two customers that accounted for approximately 56% and 13% of the Company's revenues. Two customers accounted for approximately 32% and 25% of the accrued fees receivable balance at December 31, 2013. Three customers accounted for approximately 48%, 14%, and 13% of the accrued fees receivable balance at December 31, 2012.

(11) Subsequent Events

In preparing the financial statements, the Company has evaluated all subsequent events and transactions for potential recognition or disclosure through February 26, 2014, the date the financial statements were available for issuance.